Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

FERREYROS

Exemption pursuant to Rule 12g3-2(b) 82-4567

04024701

Submission of: **Other information**

Lima, April 30th, 2004

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Dear Sirs:

Please find attached our Financial Statements as of March 31st, 2004, and our management report for that period.

Sincerely yours,

FERREYROS S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

SEC MAIL RECEIVED APR 30 2004

dli 5/4

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2004	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1028	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10916

FERREYROS S.A.A.
Balance General
Al 31 de Marzo del año 2004 y 31 de Diciembre del año 2003
(En miles de nuevos soles)

o	Notas	Al 31 de Marzo 2004	Al 31 de Diciembre 2003
Corriente			
Bancos	0	21,275	36,326
s Negociables (neto de provisión acumulada)	0	0	0
as por Cobrar Comerciales (neto de provisión acumulada)	0	80,235	71,655
as por Cobrar a Vinculadas	0	13,541	14,186
Cuentas por Cobrar (neto de provisión acumulada)	0	80,334	71,752
ncias (neto de provisión acumulada)	2	180,068	205,770
s por Instrumentos Financieros Derivados	0	0	0
s Pagados por Anticipado	0	4,739	2,321
Activo Corriente		**380,192**	**402,010**
No Corriente			
as por cobrar comerciales a largo plazo	0	30,462	37,425
as por Cobrar a Vinculadas a Largo Plazo	0	0	0
Cuentas por Cobrar a Largo Plazo	0	0	0
ncias	0	0	0
ones Permanentes (neto de provisión acumulada)	0	107,257	104,551
s por Instrumentos Financieros Derivados	0	0	0
iones en Inmuebles	0	0	0
les, *Maquinaria y Equipo (neto de depreciación y desvalorización* lada)	3	225,040	234,068
Intangibles (neto de amortización y desvalorización lada)	0	436	450
sto a la Renta y Participaciones Diferidos Activo	0	5,764	6,087
o Mercantil	0	0	0
ctivos	0	0	0
Activo No Corriente		**368,959**	**382,581**
L ACTIVO		**749,151**	**784,591**

Pasivo y Patrimonio	Notas	Al 31 de Marzo 2004	Al 31 de Diciembre 2003
Pasivo Corriente			
Sobregiros Bancarios	0	1,461	314
Préstamos Bancarios	0	25,958	26,664
Cuentas por Pagar Comerciales	0	150,881	194,700
Cuentas por Pagar a Vinculadas	0	3,883	5,104
Otras Cuentas por Pagar	0	41,432	34,109
Parte Corriente de las Deudas a Largo Plazo	0	26,168	20,203
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**249,783**	**281,094**
Pasivo No Corriente			
Deudas a largo plazo	0	227,054	229,380
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	4,818	4,692
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**231,872**	**234,072**
Total Pasivo		**481,655**	**515,166**
Contingencias	0		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	5	246,514	236,450
Capital adicional	0	0	0
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,062	10,708
Reservas Legales	0	3,459	1,372
Otras Reservas	0	0	0
Resultados Acumulados	5	7,461	20,895
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**267,496**	**269,425**
TOTAL PASIVO Y PATRIMONIO NETO		**749,151**	**784,591**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2004	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2003
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	8	187,600	163,363	187,600	163,363
Otros Ingresos Operacionales	0	193	2,026	193	2,026
Total de Ingresos Brutos		**187,793**	**165,389**	**187,793**	**165,389**
Costo de Ventas (Operacionales)	0	-146,565	-126,430	-146,565	-126,430
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-146,565	-126,430	-146,565	-126,430
Utilidad Bruta		**41,228**	**38,959**	**41,228**	**38,959**
Gastos Operacionales					
Gastos de Ventas	0	-19,577	-15,607	-19,577	-15,607
Gastos de Administración	0	-13,785	-13,853	-13,785	-13,853
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**7,866**	**9,499**	**7,866**	**9,499**
Otros Ingresos (gastos)					
Ingresos Financieros	0	4,349	3,185	4,349	3,185
Gastos Financieros	0	-6,881	-8,279	-6,881	-8,279
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	2,301	851	2,301	851
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	0	0	0	0
Otros Gastos	0	-2,589	-1,645	-2,589	-1,645
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	6,042	6,500	6,042	6,500
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**11,088**	**10,111**	**11,088**	**10,111**
Participación de los trabajadores corrientes y diferidos	0	-806	-886	-806	-886
Impuesto a la Renta corriente y diferido	0	-3,077	-2,991	-3,077	-2,991
Resultado antes de Gastos Extraordinarios		**7,205**	**6,234**	**7,205**	**6,234**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
Resultado antes de Interes Minoritario		**7,205**	**6,234**	**7,205**	**6,234**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**7,205**	**6,234**	**7,205**	**6,234**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**7,205**	**6,234**	**7,205**	**6,234**
Utilidad (pérdida) básica por acción común	7	0.033000	0.029000	0.033000	0.029000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.

ferreyros s.a.a.

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2004 al 31 de Marzo de 2004	Del 1 de Enero de 2003 al 31 de Marzo de 2003
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	181,950	160,270
Honorarios y comisiones	0	46	2,339
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	0	0
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	3,749	1,743
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-166,479	-104,784
Remuneraciones y beneficios sociales	0	-21,948	-19,599
Tributos	0	-3,612	-824
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-4,315	-1,297
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**-10,609**	**37,848**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	845	295
Venta de activos intangibles	0		0
Intereses y rendimientos	0	0	0
Dividendos	0	0	0
Otros cobros de efectivo relativos a la actividad	0	423	0
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	-180	0
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-1,044	-807
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**44**	**-512**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	1,146	0
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	36,949	24,409
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	0	-365
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-34,016	-43,013
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-7,217	-8,513
Dividendos	0	0	0
Otros pagos de efectivo relativos a la actividad.	0	-7,390	-14,066
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**-10,528**	**-41,548**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**-21,093**	**-4,212**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	36,326	28,148
Resultado por Exposición a la Inflación	0	6,042	6,500
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**21,275**	**30,436**

Ferreyros S.A.A.   Ferreyros S.A.A.

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2004 al 31 de Marzo de 2004	Del 1 de Enero de 2003 al 31 de Marzo de 2003
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	7,205	6,234
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	4,347	2,921
Provisión por desvalorización de existencias	0	5,513	2,179
Provisión por fluctuación del valor de los valores e inversiones	0	314	137
Depreciación del ejercicio	0	7,522	7,619
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	18	533
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	0	0
Pérdida en venta de valores e inversiones permanentes	0	0	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	4,393
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	8,233	8,279
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-315	-130
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	-6,042	-6,500
Impuesto a la renta y participación de los trabajadores diferidos	0	-1,049	0
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-2,301	-851
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-2,812	-1,250
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-2,119	-3,343
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	-545	-2,078
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	23,743	21,690
(Aumento) Disminución en Gastos Pagados por Anticipado	0	-2,418	-1,958
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-45,040	-665
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	-4,863	638
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		-10,609	37,848

PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.

ferreyros s.a.a.

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2004 y 2003
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
aldos al 1ero. de enero de 2003	189,862	42,589	0	0	12,095	260	0	6,300	0	251,106
Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	-2,583	0	-2,583
Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
Revaluación de activos	0	0	0	0	0	0	0	0	0	0
Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
Capitalización de partidas patrimoniales	46,588	-42,589	0	0	-1,387	0	0	-2,612	0	0
Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	6,234	0	6,234
Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,112	0	-1,112	0	0
ldos al 31 de Marzo de 2003	**236,450**	**0**	**0**	**0**	**10,708**	**1,372**	**0**	**6,227**	**0**	**254,757**
ldos al 1ero. de enero de 2004	236,450	0	0	0	10,708	1,372	0	20,895	0	**269,425**
Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	-9,134	0	-9,134
Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
Revaluación de activos	0	0	0	0	0	0	0	0	0	0
Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
Capitalización de partidas patrimoniales	9,418	0	0	0	0	0	0	-9,418	0	0
Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	7,205	0	7,205
Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
Otros incrementos o disminuciones de las partidas patrimoniales	646	0	0	0	-646	2,087	0	-2,087	0	0
ldos al 31 de Marzo de 2004	**246,514**	**0**	**0**	**0**	**10,062**	**3,459**	**0**	**7,461**	**0**	**267,496**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	218000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	68509
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	15985
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	507
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	534
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	144141
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	180
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	4072
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros
VICTOR ASTETE PALMA
Gerente División Contralor

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS POR EL PERIODO TERMINADO EL 31 DE MARZO DEL 2004.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2003.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida en base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 31 de marzo del 2004, ha sido 2.8%.

2) EXISTENCIAS

Este rubro comprende :

	31/03/04	31/12/03
	(En miles de soles)	
Máquinas, motores y automotores	98,814	123,544
Repuestos	69,661	69,057
Servicios de taller en proceso	20,444	23,408
Existencias por recibir	7,134	2,083
	196,053	218,092
Provisión para desvalorización de existencias	-15,985	-12,322
	180,068	205,770

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General

El movimiento del período de la provisión para desvalorización de existencias al 31 de marzo del 2004 fue el siguiente:

	31-03-04 (En miles de soles)
Saldo inicial	12,322
Adiciones del período	5,981
Aplicaciones por ventas	(1,850)
Otros cambios	(468)
Saldo final	15,985

3) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos finales
			(En miles de soles)			
Costo:						
Terrenos	48,774					48,774
Edifcios y otras construciones	72,613	54				72,667
Instalaciones	9,566	46				9,612
Maquinaria y Equipo	102,030	249	-1,921	-663	114	99,809
Maquinaria y Equipo - flota de alquiler	106,843	3,027		-11,433	-9	98,428
Unidades de Transporte	4,837	13	-64	-99		4,687
Unidades de Transporte- flota de alquiler	8,139					8,139
Muebles y enseres	24,579	683				25,262
Trabajo en Curso	1,804					1,804
	379,185	4,072	-1,985	-12,195	105	369,182
Depreciación acumulada :						
Edifcios y otras construciones	18,675	615				19,290
Instalaciones	6,415	214				6,629
Maquinaria y Equipo	65,453	3,460	-1,383	-1,158	2	66,374
Maquinaria y Equipo - flota de alquiler	27,643	2,242		-5,827		24,058
Unidades de Transporte	4,285	120	-41	-90		4,274
Unidades de Transporte- flota de alquiler	3,211	354				3,565
Muebles y enseres	19,435	517				19,952
	145,117	7,522	-1,424	-7,075	2	144,142
Costo neto	234,068					225,040

VICTOR ASTETE PALMA
Gerente División Contraloría
Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916
Ferreyros S.A.A.

4) **INTERESES POR TITULOS DE DEUDA**

Los intereses devengados en el período por títulos de deuda han ascendido a S/.5.6 millones.

5) **PATRIMONIO NETO**

a) Capital

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó aumentar el capital social por S/.14.3 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital estará representado por 218,000,000 acciones comunes de un valor nominal de S/.1.10 cada una.

b) Resultados acumulados

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó la distribución de utilidades de libre disposición por S/.9,134,393 como dividendos en efectivo.

6) **CONTINGENCIAS Y COMPROMISOS**

Al 31 de marzo del 2004, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.1 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.3.5 millones, incluidos multas e intereses , sobre las cuales la Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$1.6 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía;

por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 31 de marzo del 2004, la Compañía tiene los siguientes compromisos

a) Avales por US$ 1.8 millones y US$ 2.4 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 5.7 millones, que garantizan transacciones diversas.

7) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera:

	31-03-04	31-03-03
Utilidad neta	S/.7,205,000	S/.6,234,000
Promedio ponderado de acciones comunes en circulación	218,000,000	205,000,000
Utilidad básica por acción	S/. 0.033	S/.0.029

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluídas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes.

8) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias y afiliadas fueron las siguientes:

	Trimestres terminados el :	
	31-03-04	31-03-03
	(En miles de soles)	
Ventas netas	3,167	803
Utilidad en ventas	473	45

9) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones realizadas con subsidiarias se resumen como sigue :

	Trimestres terminados el :	
	31-03-04	31-03-03
	(En miles de soles)	
Venta de bienes :		
Orvisa S.A.	1,860	129
Unimaq S.A.	691	100
Motorindustria S.A.	83	84
Venta de servicios :		
Motorindustria S.A.	355	208
Otras ventas de bienes y servicios	178	282
	3,167	803
	=====	===
Compra de bienes :		
Unimaq S.A.	752	221
Fiansa S.A.	302	162
Orvisa S.A.	112	87
Compra de servicios :		
Motorindustria S.A.	2,765	4,083
Depositos Efe S.A.	138	153
	4,069	4,706
	=====	=====

Los ingresos provenientes de estas operaciones se encuentran gravados con el respectivo Impuesto General a las Ventas, asi como también con el Impuesto a la Renta.

Las operaciones se realizaron a valor de mercado y la forma de pago es al contado.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las principales transacciones ocurridas en los períodos terminados el 31 de marzo, que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo, son las siguientes :

	31-03-04	31-03-03
	(En miles de soles)	
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	9,158	5,062
Transferencia de inmuebles, maquinaria y equipo a existencias	14,278	6,994

ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de marzo del 2004. Sin perjuicio de la responsabilidad que compete al emisor. Los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
y Control de Gestión

Víctor Astete P.
Gerente División de Contraloría

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2004

(Lima, Perú, 27 de abril del 2004).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del primer trimestre del 2004. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 31-03-04 ascendieron a S/. 189.5 millones, en comparación con S/. 163.6 millones del mismo periodo del año anterior, un incremento de 15.8%.

El resultado neto al 31-03-04 arrojó una utilidad neta de S/.7.2 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 6.2 millones, un incremento de 15.6% .

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2004 y 2003. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos Operacionales, solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del primer trimestre del 2004 ascendieron a S/. 189.5 millones, en comparación con S/. 163.6 millones del mismo período del año anterior, un incremento de 15.8 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) y de alquiler de equipos fueron superiores a las del primer trimestre del año anterior (S/. 63.6 millones en el 1T 2004; 53.4 millones en el 1T del 2003), debido, principalmente, a una mayor venta de equipos Caterpillar por S/. 24.5 millones a un cliente de la gran minería, la cual fue superior a la disminución de S/.12. 9 millones en las ventas de maquinaria Caterpillar a clientes que durante el año 2003 se encargaron de los trabajos de desarrollo, principalmente, del proyecto Camisea. Adicionalmente, el incremento en las ventas de productos principales se explica por una mayor venta de equipos agrícolas (S/.6.0 millones en el 1T del 2004; S/. 4.8 millones en el 1T del 2003), como consecuencia de un aumento en la demanda de maquinaria

Ferreyros S.A.A. ferreyros s.a.a.

agrícola producido por el incremento en el precio de algunos productos como el arroz, azúcar, algodón, etc.

Asimismo, en el primer trimestre del 2004, las ventas de repuestos y servicios fueron mayores en 14.3% a las del mismo trimestre del año anterior (S/.125.9 millones en el 1T del 2004; S/.110.2 millones en el 1T del 2003). Este incremento se explica por la demanda generada por el importante parque de maquinaria Caterpillar vendida en años anteriores a empresas de la gran minería.

UTILIDAD EN VENTAS.- La utilidad en ventas del primer trimestre del 2004 ascendió a S/. 41.2 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 36.9 millones, un incremento de 11.4%. En términos porcentuales, la utilidad en ventas del primer trimestre del 2004 es inferior la del mismo período del año anterior (21.8% vs 22.6%), debido a la mayor incidencia de las ventas de productos principales a clientes de la gran minería, las cuales, por ser operaciones que implican volúmenes importantes, tienen márgenes brutos menores que los de las ventas a clientes de otros sectores económicos.

OTROS INGRESOS DE OPERACIÓN.- En el primer trimestre del 2003 se registró en este rubro ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el primer trimestre del 2004, no se registraron ingresos por este concepto.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el primer trimestre del 2004 a S/. 33.4 millones en comparación con S/. 29.4 millones del mismo período del año anterior, un incremento de 13.2 %, debido a lo siguiente:

- Aumento de los gastos variables como consecuencia del aumento de las ventas del período.
- Incremento de la provisión para cobranza dudosa de cuentas por cobrar a clientes que se acogieron al programa de reestructuración financiera de Indecopi.
- Aumento de los gastos de apoyo "in situ" a clientes mineros, a fin de atender los requerimientos de los mismos y promover mayores ventas de repuestos y servicios.
- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de julio del 2003, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años, período durante el cual dichas remuneraciones se mantuvieron congeladas.

En términos porcentuales los gastos del 1T del 2004 representan el 17.6% de las ventas netas, en comparación con 18.0% de las del mismo período del año anterior.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo, intereses moratorios de cuentas por cobrar a clientes y descuentos por pronto pago otorgados por proveedores. Los ingresos financieros del primer trimestre del 2004 ascendieron a S/. 4.3 millones en comparación con S/. 3.1 millones del mismo período del año anterior, un aumento de 36.5 %, debido a: i) un aumento por S/. 0.9 millones por aumento de las cuentas por cobrar originadas en ventas a plazo, en razón a que la Compañía ha reducido paulatinamente el uso de la titulización de cuentas por cobrar como instrumento de financiación de parte de sus operaciones. ii) un aumento por S/. 0. 6 millones en descuentos por pronto pago de compras de repuestos; y iii) una disminución por S/. 0. 3 en otros intereses.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 6.8 millones en el primer trimestre del 2004 en comparación con S/.8.2 millones del mismo período del año anterior, una disminución de 16.9%, debido a: i) una disminución de los pasivos por S/. 10.0 millones (el pasivo promedio en el primer trimestre del 2004 fue de S/ 494.4 millones, en comparación con S/.504.2 millones del mismo período del año anterior), y ii) una disminución de las tasas de interés promedio de las obligaciones de la Compañía, debido a la reducción de las tasas de interés tanto en el mercado financiero nacional como internacional.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.2.3 millones en el primer trimestre del 2004, en comparación con S/. 0.9 millones registrados en el mismo período del año anterior. El aumento registrado en el 2004 se debe una mejora importante en los resultados de la mayoría de las subsidiarias en relación a los registrados en el mismo período del año anterior, como consecuencia de un incremento en la actividad económica de los mercados en las que desarrollan sus actividades.

OTROS INGRESOS (EGRESOS).- En el primer trimestre del 2004, en este rubro se registró un egreso neto de S/. 2.6 millones en comparación con un egreso neto de S/. 1.6 millones del mismo período del año anterior. En el primer trimestre del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) ingreso de S/ . 2.6 millones por resoluciones de contratos, ii) un ingreso S/. 0.6 millones por dividendos de inversiones en empresas no subsidiarias, y iii) un egreso de S/. 5.7 millones por provisión para desvalorización de existencias. Por otra parte, en el primer trimestre del 2003, se registraron en este rubro, básicamente, las siguientes transacciones: i) un egreso de S/. 2.0 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 0.2 millones por condonación de deuda a un cliente, iii) un egreso de S/. 0.1 millones por resoluciones de contratos, y iv) un ingreso neto de S/. 0.7 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados

Ferreyros S.A.A. Ferreyros S.A.A.

financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el primer trimestre del 2004, el REI arrojó una utilidad de S/. 6.0 millones en comparación con el REI del mismo período del año anterior que arrojó una utilidad de S/. 6.5 millones. La utilidad por REI del primer trimestre del año 2004 se explica por: i) una devaluación negativa de -0.1 %, que generó una utilidad en cambio en la conversión a soles del pasivo neto en moneda extranjera, y ii) *por una inflación* de 2.83 %, *que también produjo una utilidad* en la actualización del valor de los activos no monetarios. La utilidad por REI del primer trimestre del año 2003 se explica por: i) una devaluación negativa de -1.19%, que generó una utilidad en cambio como consecuencia de la disminución del valor en soles del pasivo neto en moneda extranjera, y ii) una inflación de 1.1 % que generó una utilidad por REI en la actualización del valor de los activos no monetarios.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2004 y 2003 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del primer trimestre del 2004 ascendió a S/. 7.2 millones en comparación con S/. 6.2 millones del mismo período del año anterior, un incremento de 15.6%, debido a: mayor utilidad bruta, incremento de los ingresos financieros, disminución de los gastos financieros e incremento de la participación en los resultados de las afiliadas, lo cual permitió compensar el aumento de los gastos de venta y administración, el aumento de otros egresos y la menor ganancia por REI, así como incrementar la utilidad neta en S/ 1.0 millones.

ANALISIS DEL BALANCE GENERAL

Al 31-03-04, el total de pasivos ascendió a S/. 476.8 millones en comparación con S/. 510.5 millones al 31-12-03, una disminución de S/. 33.6 millones. Por otra parte, el total de activos al 31-03-04 ascendió a S/. 749.1 millones en comparación con S/. 784.6 millones al 31-12-03, una disminución neta de S/. 35.5 millones. *Las principales variaciones de las cuentas del activo que* explican esta disminución son las siguientes:

a) El saldo de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) al 31-03-04 ascendió a S/.110.7 millones, cifra ligeramente superior al saldo de S/. 109.0 millones al 31-12-03.

Ferreyros S.A.A. Ferreyros S.A.A.

b) Disminución de Inventarios por S/. 25.7 millones, que se explica por: i) disminución de S/. 22.0 millones por ventas del período; ii) disminución de S/. 5.7 millones por aumento de la provisión para desvalorización de existencias; iii) aumento de S/. 5.2 millones por transferencia de equipos de la flota de alquiler; y iv) otras disminuciones por S/. 3.2 millones.

c) Disminución neta del Activo Fijo por S/. 9 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 3.0 millones por adquisiciones de equipos para la flota de alquiler); ii) disminución de S/. 11.4 millones por transferencias de equipos de la flota de alquiler a inventarios; iii) aumento de S/. 5.8 por disminución de la depreciación acumulada, debido a la transferencia de equipo de alquiler al inventario; iv) disminución de S/. de S/. 6.8 millones por aumento de la depreciación acumulada; y v) otras aumentos por S/. 0.4 millones.

d) Aumento de Inversiones en Valores por S/. 3.0 millones debido a las siguientes operaciones: i) aumento de S/. 2.3 millones por utilidades de subsidiarias reconocidas por el método contable de participación patrimonial: ii) aumento de S/. 0.6 millones por dividendos en acciones recibidos de una empresa no subsidiaria; y iii) otros aumentos, neto, por S/. 0.1 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-04 es de 1.52, mayor que el ratio corriente de 1.43 al 31-12-03.

El ratio de apalancamiento financiero al 31-03-04 es de 1.61, en comparación con 1.75 al 31-12-03.

La conformación de las obligaciones de la Compañía al 31 de marzo 2004 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 1**

ESTADO DE GANANCIAS Y PERDIDAS
(En miles de soles constantes)

	Acumulado al 31-3-2004	%	Acumulado al 31-3-2003	%	Variación %
Ventas Netas	189,507	100.0	163,599	100.0	15.8
Costo de Ventas	-148,279	-78.2	-126,605	-77.4	17.1
Utilidad en ventas	41,228	21.8	36,994	22.6	11.4
Otros ingresos operacionales	0	-	1,964	1.2	n/a
Utilidad Bruta	41,228	21.8	38,959	23.8	5.8
Gastos de Venta y Administración	-33,362	-17.6	-29,460	-18.0	13.2
Utilidad en operaciones	**7,866**	4.2	**9,499**	5.8	-17.2
Ingresos Financieros	4,349	2.3	3,185	1.9	36.5
Gastos Financieros	-6,881	-3.6	-8,279	-5.1	-16.9
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	2,301	1.2	851	0.5	170.4
Otros Ingresos (Egresos), neto	-2,589	-1.4	-1,645	-1.0	57.4
Utilidad antes de Resultado por exposición a la inflación	**5,046**	2.7	**3,611**	2.2	39.7
Ganancia (Pérdida) por Exposición a la Inflación	6,042	3.2	6,500	4.0	-7.0
Utilidad antes de Participaciones e Impuesto a la Renta	**11,088**	5.9	**10,111**	6.2	9.7
Participaciones	-806	-0.4	-886	-0.5	-9.0
Utilidad antes de Impuesto a la Renta	10,281	5.4	9,225	5.6	11.5
Impuesto a la Renta	-3,077	-1.6	-2,991	-1.8	2.9
Utilidad neta	**7,205**	3.8	**6,234**	3.8	15.6

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

	31-mar-04	31-dic-03	Variación % 31-mar-04 / 31-dic-03
Caja y bancos	21,275	36,326	-41.4
Cuentas por cobrar comerciales	80,235	71,655	12.0
Inventarios	180,068	205,770	-12.5
Otros activos corrientes	98,614	88,259	11.7
Activo Corriente	**380,192**	**402,010**	-5.4
Cuentas por cobrar comerciales a largo plazo	30,462	37,425	-18.6
Inmueble, maquinaria y equipo			
Equipo de alquiler	98,428	106,843	-7.9
Otros activos fijos	270,764	272,384	-0.6
	369,192	379,227	-2.6
Depreciación acumulada	-144,151	-145,159	-0.7
Inmueble, maquinaria y equipo, neto	225,040	234,068	-3.9
Inversiones	107,257	104,551	2.6
Otros activos no corrientes	6,200	6,537	-5.2
Activo no Corriente	368,959	382,581	-3.6
Total Activo	**749,151**	**784,591**	-4.5
Deuda de corto plazo	150,881	194,700	-22.5
Otros pasivos corrientes	98,902	86,394	14.5
Pasivo corriente	**249,783**	**281,094**	-11.1
Deuda de largo plazo	227,054	229,380	-1.0
Total Pasivo	**476,837**	**510,474**	-6.6
Ganancias diferidas	4,818	4,692	2.7
Impuesto a la renta diferido			
Patrimonio	**267,496**	**269,425**	-0.7
Total Pasivo y Patrimonio	**749,151**	**784,591**	-4.5
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	7,570	31,698	
UAIDA	**19,497**	**93,349**	
Ratios Financieros			
Ratio corriente	1.52	1.43	
Apalancamiento Financiero	1.61	1.75	
Valor contable por acción	1.23	1.31	

Ferreyros S.A.A.
HUG... MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	Acumulado al 31-3-2004	%	Acumulado al 31-3-2003	%	Variación S/.000	Variación %
Caterpillar:						
Gran minería	33,472	17.7	8,382	5.1	25,091	299.4
Otros	11,342	6.0	24,289	14.8	-12,947	-53.3
	44,814	23.6	32,670	20.0	12,144	37.2
Equipos agrícolas	6,066	3.2	4,846	3.0	1,221	25.2
Automotriz	1,949	1.0	3,673	2.2	-1,724	-46.9
	52,830	27.9	41,189	25.2	11,641	28.3
Repuestos y servicios	125,918	66.4	110,167	67.3	15,751	14.3
Alquileres	5,396	2.8	7,624	4.7	-2,228	-29.2
Unidades usadas	5,363	2.8	4,619	2.8	744	16.1
Total	**189,507**	100.0	**163,599**	100.0	**25,907**	15.8

Distribución porcentual de las ventas de la compañía por sectores *económicos:*

	Acumulado al 31-03-2004
Minería	76.3%
Construccion	8.0%
Pesca	2.0%
Agricultura	2.3%
Gobierno	0.5%
Transporte	0.9%
Industria	1.3%
Otros	8.6%
Total	100.0%

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. ANEXO 4

Conformación del Pasivo al 31 de marzo del 2004

(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	13,993	7,500	2,162	4,331
Papeles Comerciales	-	-	-	-
Proveedores:				
Caterpillar	40,045	39,321	628	96
Otros	5,082	4,273	656	153
Bonos corporativos	30,000			30,000
Caterpillar Financial Services	35,139		4,115	31,024
Otros pasivos	13,515	13,515		
Total	137,774	64,609	7,561	65,604

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

27/04/200414:46MARZO 2004-1-def.xls